                                                        CHRISTOPHER S. AUGUSTE
                                                        PARTNER
                                                        PHONE 212-715-9265
                                                        FAX 212-715-8277
                                                        CAUGUSTE@KRAMERLEVIN.COM

                                 July 13, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:   InterAmerican Acquisition Group Inc.
                        Amendment No. 8 to Registration Statement on Form S-1
                        Filed July 13, 2006
                        File No. 333-125558

Dear Mr. Reynolds:

         On behalf of InterAmerican Acquisition Group Inc. ("Company"), we
respond as follows to the Staff's comment letter received on June 30, 2006 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 8 to the
Registration Statement, a copy of which has been marked with the changes from
Amendment No. 7 to the Registration Statement. We are also delivering three (3)
courtesy copies of such marked Amendment No. 8 to Pam Howell. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

General
-------

         1.  PLEASE INCLUDE YOUR SUPPLEMENTAL RESPONSE TO PRIOR COMMENT ONE OF
             OUR LETTER DATED MAY 26, 2006 IN THE PROSPECTUS. ALSO, DISCLOSE
             WHETHER YOU HAVE EVALUATED THE MANUFACTURING INDUSTRY AND WHETHER
             THERE ARE ANY OTHER SPECIFIC CRITERIA THAT THE COMPANY HAS
             IDENTIFIED THAT WILL BE USED IN ITS SEARCH FOR A TARGET BUSINESS.

         We have revised the disclosure on page 41 of the prospectus to include our supplemental response to prior comment one of the Staff's letter dated May 26, 2006.

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

         Other than relying on the extensive experience of management in the manufacturing industry as disclosed throughout the prospectus, we have not evaluated the manufacturing industry. There are no other specific criteria that the Company has identified that will be used in its search for a target business other than as disclosed in the prospectus.

Prospectus Cover Page
---------------------

         2.  AS REQUESTED IN PRIOR COMMENT TWO OF OUR LETTER DATED MAY 26, 2006,
             PLEASE CLARIFY THE REFERENCE TO "SIGNIFICANT US MARKET PRESENCE."

         We have removed the reference to "significant US market presence" and have replaced this language with "an operating business that has significant sales to U.S.-based customers".

Prospectus Summary, page 1
--------------------------

         3.  IN LIGHT OF YOUR RESPONSE TO PRIOR COMMENT TWO OF OUR LETTER DATED
             MAY 26, 2006 THAT THE COMPANY IS NOT LIMITING ITS OPERATING SCOPE
             TO ANY PARTICULAR GEOGRAPHIC AREA, PLEASE REVISE THE DISCLOSURE
             THROUGHOUT THE PROSPECTUS TO MAKE CLEAR THAT THIS IS NOT A
             REQUIREMENT AND THAT YOU ARE NOT LIMITED TO ANY PARTICULAR
             GEOGRAPHIC AREA. CLARIFY THAT THE "OBJECTIVES" YOU REFER TO ARE NOT
             REQUIREMENTS AND THAT ESSENTIALLY YOU MAY TARGET ANY BUSINESS,
             SUBJECT TO THE 80% TEST.

         We have revised the disclosure throughout the prospectus in response to this comment.

         4.  REMOVE THE REFERENCE TO "LOWERING ITS COSTS OR INCREASING SALES IN
             THE NEW OPERATING JURISDICTION." THIS STATEMENT APPEARS SPECULATIVE
             IN LIGHT OF THE LACK OF A SPECIFIC TARGET BUSINESS. REMOVE OTHER
             SPECULATIVE DISCLOSURE THROUGHOUT THE PROSPECTUS, SUCH AS BEING A
             US ENTITY COULD "ENHANCE THE GLOBAL COMPETITIVE POSITION OF THE
             COMBINED ENTITY."

         In response to this comment, we have removed the reference to "lowering its costs or increasing sales in the new operating jurisdiction" on pages 1 and
38 and the reference that being a US entity could "enhance the global competition position of the combined enterprise" on page 1 of the prospectus.

         5.  WE NOTE THE STATEMENT THAT YOU ANTICIPATE FOCUSING ON A US
             MANUFACTURING BUSINESS THAT HAS A COST STRUCTURE THAT IS BECOMING
             UNCOMPETITIVE IN THE FACE OF INTERNATIONAL COMPETITION OR THAT
             MAY BE UNABLE TO MEET THE CHALLENGES OF GLOBALIZATION. CLARIFY
             WHETHER YOU PLAN ON TARGETING DISTRESSED COMPANIES. IF SO, CONSIDER
             ADDING A RISK FACTOR.

                                      - 2 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

         For the Staff's information, the Company does not plan on targeting distressed companies and has removed the references to "financially unstable"
companies throughout the prospectus. Accordingly, we have not added a risk factor. We have also added disclosure throughout the prospectus to state that so long as a target business is a manufacturing or service business having a fair market value of at least 80% of our net assets (excluding any funds held for the benefit of the underwriters) at the time of acquisition and the target business is not a start-up or development-stage company or an affiliate of management, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate.

         6.  RECONCILE THE DISCLOSURE ON PAGE 3 REGARDING THE AMOUNT OF WARRANTS
             TO BE ISSUED TO INTERAMERICAN CAPITAL PARTNERS LLC ($900,000) WITH
             THE DISCLOSURE ON PAGE 2 ($ 1.3 MILLION). REVISE DISCLOSURE
             THROUGHOUT THE PROSPECTUS.

         In response to this comment, we have reconciled the disclosure on page
3 with the disclosure on page 2.

         7.  SINCE THE ONLY BUSINESS OF THE COMPANY IS TO FIND A TARGET
             BUSINESS, PLEASE EXPLAIN THE "CONSULTING FEES OR OTHER SIMILAR
             COMPENSATION IN CONNECTION WITH BONA FIDE SERVICES" TO BE RENDERED
             TO THE COMPANY. WE MAY HAVE FURTHER COMMENT.

         Prior to the completion of a business combination, the Company will not pay any consulting fees or other similar compensation to any existing stockholders and/or officers, directors and affiliates. Exhibits 10.1 through
10.6 and the prospectus have been revised throughout to remove references to such payments.

         8.  WE REISSUE PRIOR COMMENT FIVE OF OUR LETTER DATED MAY 26, 2006. WE
             NOTE THE DISCLOSURE HERE AND THROUGHOUT THE PROSPECTUS THAT THE
             COMPANY WILL PROCEED WITH THE INITIAL BUSINESS COMBINATION ONLY IF
             PUBLIC STOCKHOLDERS OWNING LESS THAN 20% OF THE SHARES IN THIS
             OFFERING BOTH VOTING AGAINST THE BUSINESS COMBINATION AND
             EXERCISING THEIR CONVERSION RIGHTS. PLEASE EXPLAIN WHETHER IN THE
             COMPANY'S VIEW THE 20% THRESHOLD COULD BE LOWERED OR INCREASED BY
             THE COMPANY AFTER THE OFFERING IS EFFECTIVE AND PRIOR TO THE VOTE
             REGARDING THE INITIAL BUSINESS COMBINATION. WE MAY HAVE FURTHER
             COMMENT.

         We have added disclosure on pages 6, 7, 43 and 44 of the prospectus stating that the Company views it as its obligation to structure and consummate a business combination in which up to 19.99% of the public stockholders may exercise their redemption rights and the business combination will still go forward. The Company will not seek to increase or decrease this threshold.

         9.  WE NOTE THE STATEMENT THAT YOU WILL PAY THE COSTS ASSOCIATED WITH
             DISSOLUTION AND LIQUIDATION FROM THE REMAINING ASSETS OUTSIDE THE
             TRUST. PROVIDE THE BASIS FOR YOUR STATEMENT THAT YOU BELIEVE THERE
             SHOULD BE SUFFICIENT FUNDS AVAILABLE OUT OF THE TRUST ACCOUNT.
             PLEASE CLARIFY THAT THERE IS NO GUARANTEE THAT THERE WILL BE ANY
             REMAINING FUNDS OUTSIDE THE TRUST AND DISCLOSE HOW YOU PLAN TO PAY
             THESE COSTS IF THERE ARE INADEQUATE FUNDS OUTSIDE THE TRUST.

                                      - 3 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

         In response to this comment, we have revised the disclosure on page 8 of the prospectus to clarify that there is no guarantee that there will be any remaining funds outside the trust.

         We have added disclosure throughout the prospectus stating that to the extent such funds are not available, InterAmerican Capital Partners II LLC has agreed to advance us the necessary funds and has agreed not to seek repayment for such expenses, though it has not taken a reserve for this possibility and there can be no assurance that it will be able to meet its obligations under this agreement.

         10. CLARIFY THE STATEMENT THAT THEY WILL BE PERSONALLY LIABLE SEVERALLY
             AND "TO THE EXTENT OF THEIR RESPECTIVE BENEFICIAL OWNERSHIP."

         We have clarified this statement to make clear that they will be personally liable severally (but not jointly) and only up to their respective percentage beneficial ownership interest in the Company immediately prior to the offering, which would result in indemnification of up to 90% of applicable claims.

         11. WE NOTE THAT THE PERSONAL LIABILITY OF TWO EXECUTIVE OFFICERS IS
             LIMITED TO VENDORS AND THUS WOULD NOT INCLUDE THIRD PARTY
             CREDITORS. PROVIDE EXAMPLES OF THIRD PARTY CREDITORS THAT MAY ARISE
             IN YOUR BUSINESS. IN LIGHT OF THIS LIMITATION, CLARIFY THROUGHOUT
             THE PROSPECTUS THIS POTENTIAL CLAIM AGAINST THE AMOUNT INDIVIDUALS
             WOULD RECEIVE FROM THE TRUST ACCOUNT IN THE EVENT OF DISSOLUTION
             AND LIQUIDATION. WE MAY HAVE FURTHER COMMENT.

          We have revised the disclosure relating to this limitation on the personal liability of our two executive officers by removing the reference to
"third party creditors" throughout the prospectus.

         12. IN LIGHT OF THE ACTIONS THE COMPANY MUST TAKE TO DISSOLVE THE
             COMPANY, EXPLAIN THE STATEMENT ON PAGE 10 THAT "WE WILL PROMPTLY
             LIQUIDATE THE TRUST ACCOUNT... AS PART OF OUR PLAN OF DISSOLUTION
             AND DISTRIBUTION." IT APPEARS THAT THERE IS NO GUARANTEE THIS WILL
             OCCUR PROMPTLY, IF A BUSINESS COMBINATION IS NOT ENTERED INTO.

         In response to this comment, we have revised the disclosure on pages
11 and 43 of the prospectus to state that "we will as promptly as practicable liquidate the trust account pursuant to Delaware law and our trust agreement".

         The prospectus also contains a risk factor on page 16 that alerts potential investors that if the Company dissolves and liquidates there may be a substantial delay in the liquidation of the Company's trust account to the
Company's public stockholders as part of the Company's plan of dissolution and distribution due to the procedures the Company must follow under the Delaware

                                      - 4 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

law and the Company's second amended and restated certificate of incorporation.

Risk Factors, page 10
---------------------

         13. WE NOTE THE REFERENCE TO MESSRS. MORRO AND SINKIN BEING SEVERALLY
             LIABLE, WHICH WOULD MEAN THAT EACH INDIVIDUAL COULD BE LIABLE FOR
             THE ENTIRE AMOUNT IF THE OTHER INDIVIDUAL WAS UNABLE TO PROVIDE THE
             INDEMNIFICATION. HOWEVER, THE DISCLOSURE REGARDING THEIR LIABILITY
             BEING LIMITED TO THEIR PERCENT OWNERSHIP APPEARS CONTRADICTORY.
             CLARIFY THROUGHOUT THE PROSPECTUS. ALSO, CLARIFY THAT THE
             INDEMNIFICATION WOULD ONLY APPEAR TO COVER 90% OF ANY POTENTIAL
             AMOUNT THAT WOULD BE COVERED BY THE INDEMNIFICATION AGREEMENT.
             PLEASE REVISE TO CLARIFY.

         In response to this comment, we have revised the disclosure throughout the prospectus to clarify that Messrs. Morro and Sinkin are severally (but not jointly) liable only to the extent of such individual's respective beneficial ownership interest in the Company prior to the offering and the indemnification agreement would only cover 90% of any potential indemnification claim.

         14. WE REISSUE PRIOR COMMENT 16 OF OUR LETTER DATED MAY 26, 2006.
             PLEASE DISCLOSE IN THE PROSPECTUS ALL STEPS THE COMPANY HAS TAKEN
             TO CONFIRM THAT MESSRS. MORRO AND SINKIN HAVE FUNDS SUFFICIENT TO
             SATISFY THEIR OBLIGATIONS WITH RESPECT TO ENSURING THE TRUST
             ACCOUNT IS NOT DEPLETED.

         In response to this comment, we have revised the disclosure on pages 9,
15, 45 and F-7 of the prospectus to state that based on the information provided to us in the director and officer questionnaires in connection with this offering as well as the representations as to Messrs. Morro and Sinkin's accredited investor status (as such term is defined in Regulation D), the
Company currently believes that such persons are of substantial means and capable of funding their indemnity obligations. However, because the amount of any such indemnification obligations cannot be estimated, the Company has not asked Messrs. Morro and Sinkin to reserve for such an eventuality and there can be no assurance that they will satisfy their indemnification obligations if and when they arise.

         15. WE REISSUE PRIOR COMMENT 19 OF OUR LETTER DATED MAY 26, 2006. IT
             APPEARS THAT WHILE YOU ARE TARGETING COMPANIES THAT COULD BENEFIT
             FROM OPERATIONS IN MEXICO/LATIN AMERICA, SINCE YOU ARE NOT
             CONSTRAINED BY THIS CRITERION, IT WOULD APPEAR THE RISKS ASSOCIATED
             WITH OPERATING A TARGET BUSINESS IN MEXICO/LATIN AMERICA AND OTHER
             FOREIGN COUNTRIES WOULD NOT BE RELEVANT. PLEASE REVISE OR ADVISE.

         As discussed with the Staff, we have revised the risks associated with operating a target business in a foreign country to reflect only generic risk factors that would be applicable to the Company since the Company is not constrained to search for a target business in any geographic location.

                                      - 5 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

         16. WE REISSUE PRIOR COMMENT 22 OF OUR LETTER DATED MAY 26, 2006. WE
             NOTE THAT YOU ARE RELYING UPON AN EXEMPTION IN ISSUING THE WARRANTS
             TO INTERAMERICAN CAPITAL PARTNERS II LLC IN THE PRIVATE PLACEMENT
             THAT WILL TAKE PLACE AFTER THIS OFFERING BUT THE AGREEMENT WAS
             ENTERED INTO DURING THE COURSE OF THIS OFFERING. PLEASE REVISE TO
             INCLUDE A RISK FACTOR TO ADDRESS THE POSSIBILITY THAT THE OFFERING
             COULD BE CONSIDERED A GENERAL SOLICITATION WITH RESPECT TO THE
             NOTED PRIVATE PLACEMENT. IN DOING SO, REVISE TO DISCUSS ANY
             POTENTIAL LIABILITIES ATTACHED TO SUCH POSSIBILITY. DISCUSS IN THE
             PROSPECTUS WHETHER THE LLC HAS THE FUNDS AVAILABLE FOR THE PRIVATE
             PLACEMENT.

         In response to the Staff's comment, we have added a separate risk factor to address the possibility that the offering could be considered a general solicitation with respect to the private placement. Please see page 27 of the prospectus.

         In addition, in response to this comment, we have revised the disclosure in the prospectus to state that based on the advice we received from the principals of InterAmerican Capital Partners II LLC as well as the representations as to their accredited investor status (as such term is defined in Regulation D), we believe that InterAmerican Capital Partners II LLC has the funds available for the warrant purchase. However, there can be no assurance that InterAmerican Capital Partners II LLC will fund the purchase of the warrants.

         17. WE NOTE YOUR SUPPLEMENTAL RESPONSE TO PRIOR COMMENT 23 OF OUR
             LETTER DATED MAY 26, 2006. PLEASE ADD DISCLOSURE IN THE PROSPECTUS
             CLEARLY INDICATING, IF TRUE, THAT MANAGEMENT WILL NOT ENTER INTO A
             BUSINESS COMBINATION WITH AFFILIATED ENTITIES.

         In response to the Staff's comment, we have revised the disclosure throughout the prospectus to clearly state that management will not enter into a business combination with affiliated entities.

Use of Proceeds, page 25
------------------------

         18. WE NOTE THE DISCLOSURE IN FOOTNOTE ONE THAT $75,000 OF OFFERING
             EXPENSES HAVE ALREADY BEEN PAID WITH PROCEEDS FROM A LOAN MAY BY
             INTERAMERICAN ADVISORS LLC. CLARIFY THE INTEREST RATE ON THE LOAN.

         In response to this comment, we have revised the disclosure on pages 5,
30, 31, 32, 37 and 61 of the prospectus to clarify the interest rate on the loan.

         19. PROVIDE THE EXPERIENCE OF MANAGEMENT THAT LED TO YOUR BELIEF THAT
             THE EXCESS WORKING CAPITAL WILL BE SUFFICIENT FOR THE COSTS AND
             CLARIFY THE REFERENCE TO "TRANSACTIONS OF THIS TYPE IN THE PAST."
             CLARIFY WHETHER MANAGEMENT HAS EXPERIENCE IN BLANK CHECK COMPANIES.

         In response to this comment, we have revised the disclosure on pages 32 and 41 of the

                                      - 6 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

prospectus.

Proposed Business, page 33
--------------------------

         20. WE REISSUE PRIOR COMMENT 28 OF OUR LETTER DATED MAY 26, 2006.
             UNLESS YOU ARE LIMITED TO MANUFACTURING OR SERVICE SECTORS, THE
             DISCLOSURE IN THE SECOND AND THIRD PARAGRAPHS OF THE INTRODUCTION
             WOULD NOT APPEAR RELEVANT.

         In response to this comment, we have revised the disclosure on page 1 of the prospectus.

         21. WE REISSUE PRIOR COMMENT 30 OF OUR LETTER DATED MAY 26, 2006.
             PLEASE EXPLAIN THE TYPES OF SERVICES THAT MAY BE RENDERED BY
             AFFILIATED ENTITIES THAT WOULD BE PAID BY THE COMPANY. SINCE THE
             ENTIRE BUSINESS OF THE COMPANY IS TO SEEK AND ACQUIRE A TARGET
             BUSINESS, AND IN LIGHT OF THE DISCLOSURE THAT "IN NO EVENT... WILL
             WE PAY ANY OF OUR EXISTING OFFICERS, DIRECTORS OR STOCKHOLDERS OR
             ANY ENTITY WITH WHICH THEY ARE AFFILIATED ANY FINDERS FEES FOR
             SERVICES RENDERED TO US PRIOR TO, IN CONNECTION WITH OR FOLLOWING
             THE CONSUMMATION OF A BUSINESS COMBINATION," PLEASE EXPLAIN THE
             NATURE OF THE SERVICES THAT WOULD BE PAID. EXPLAIN HOW THOSE FUNDS
             WILL BE PAID.

         The Company will not pay any affiliated entities for services rendered to the Company. The prospectus has been revised throughout to remove references to such payments.

         22. WE NOTE THE STATEMENT ON PAGE 43 THAT IN THE EVENT THE COMPANY
             OBTAINS A WAIVER, THEN THE INDEMNIFICATION WILL NOT BE AVAILABLE.
             RECONCILE WITH DISCLOSURE ELSEWHERE THAT INDEMNIFICATION IS NOT
             AVAILABLE FOR "VALID" WAIVERS. IF INDEMNIFICATION IS NOT AVAILABLE
             WHEN WAIVERS ARE DETERMINED NOT TO BE VALIDLY ENFORCEABLE, PLEASE
             CLEARLY DISCLOSE THROUGHOUT THE PROSPECTUS AND DISCUSS THE RISK.

         We have revised the statement on page 45 that in the event the Company obtains a "valid and enforceable" waiver, then the indemnification will not be available.

Principal Stockholders, page 48
-------------------------------

         23. NAME THE STOCKHOLDERS WHO RECEIVED THE SHARES FROM MR. WOLFSON IN A
             PRIVATE TRANSACTION. CLARIFY WHETHER THEY WERE SHAREHOLDERS PRIOR
             TO THE PRIVATE PLACEMENT. CLARIFY THE CONSIDERATION PAID FOR THESE
             SHARES AND PROVIDE AN ANALYSIS UNDER RULE 144.

         For the Staff's information, on December 5, 2005, Mr. Wolfson transferred 45,271 shares owned by him to William Morro, 70,129 shares to
Richard Sinkin, 56,250 shares to InterAmerican Capital Partners II LLC, 22,500 shares to James Bazet and 22,500 shares to

                                      - 7 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

Herminio Blanco Mendoza, each an existing stockholder of the Company prior to such transfer, for a transfer of an aggregate of 216,650 shares (the
"Transferred Shares"). In exchange for the Transferred Shares, each of William
Morro, Richard Sinkin, InterAmerican Capital Partners II LLC, James Bazet and
Herminio Blanco Mendoza paid $.01 per share (on a post-split basis), the price originally paid by Mr. Wolfson for the shares.

         In determining the date of acquisition of the restricted shares of common stock, the Company acknowledges that, under Rule 144, each of William
Morro, Richard Sinkin, InterAmerican Capital Partners II LLC, James Bazet and
Herminio Blanco Mendoza acquired the Transferred Shares on December 5, 2005.

         24. THE BENEFICIAL OWNERSHIP TABLE SHOULD INCLUDE THE ENTIRE AMOUNT OF
             SHARES HELD BY INTERAMERICAN CAPITAL PARTNERS II LLC IN THE
             BENEFICIAL OWNERSHIP ATTRIBUTABLE TO BOTH MESSRS. MORRO AND SINKIN,
             SINCE THEY ARE JOINTLY THE CONTROL PERSONS.

         In response to this comment, we have revised the beneficial ownership table to include the entire amount of shares held by InterAmerican Capital
Partners II LLC.

Financial Statements, page F-1
------------------------------

Note 2 - Proposed Public Offering, page F-9
-------------------------------------------

         25. GIVEN THAT THE OFFER AND SALE OF THE WARRANTS AND THE SECURITIES
             UNDERLYING THE WARRANTS ARE INCLUDED IN THE UNITS BEING REGISTERED,
             THE OFFER AND SALE OF THE UNDERLYING SECURITIES ARE REGISTERED AT
             THE TIME OF EFFECTIVENESS. AS A RESULT, IT APPEARS YOU WILL BE
             REQUIRED TO FILE TIMELY UPDATES TO THIS REGISTRATION STATEMENT AND
             DELIVER A CURRENT PROSPECTUS AT THE TIME SUCH WARRANTS ARE
             EXERCISED. IN LIGHT OF THIS FACT, PLEASE TELL US HOW YOU PLAN TO
             ACCOUNT FOR THESE WARRANTS UPON ISSUANCE. IN THIS REGARD, IT
             APPEARS THAT PURSUANT TO THE GUIDANCE IN PARAGRAPHS 14-18 OF EITF
             00 -19 YOU MAY BE REQUIRED TO ACCOUNT FOR THE WARRANTS AS
             LIABILITIES MARKED TO FAIR VALUE EACH PERIOD THROUGH THE INCOME
             STATEMENT. PARAGRAPH 14 OF EITF 00-19 STATES THAT IF THE CONTRACT
             ALLOWS THE COMPANY TO NET-SHARE OR PHYSICALLY SETTLE THE CONTRACT
             ONLY BY DELIVERING REGISTERED SHARES, IT IS ASSUMED THE COMPANY
             WILL BE REQUIRED TO NET-CASH SETTLE THE CONTRACT, AND AS A RESULT,
             LIABILITY CLASSIFICATION WILL BE REQUIRED. PARAGRAPH 17 OF EITF
             00-19 STATES THAT IF THE CONTRACT REQUIRES PHYSICAL OR NET-SHARE
             SETTLEMENT BY DELIVERY OF REGISTERED SHARES AND DOES NOT SPECIFY
             ANY CIRCUMSTANCES UNDER WHICH NET-CASH SETTLEMENT IS PERMITTED OR
             REQUIRED, AND THE CONTRACT DOES NOT SPECIFY HOW THE CONTRACT WOULD
             BE SETTLED IN THE EVENT THE COMPANY IS UNABLE TO DELIVER REGISTERED
             SHARES, THEN NET CASH SETTLEMENT IS ASSUMED IF THE COMPANY IS
             UNABLE TO DE LIVER REGISTERED SHARES (BECAUSE IT IS

                                      - 8 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

             UNLIKELY THAT NONPERFORMANCE WOULD BE AN ACCEPTABLE ALTERNATIVE).
             PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19
             IN YOUR PROPOSED ACCOUNTING FOR YOUR WARRANTS. IT APPEARS YOU ARE
             CURRENTLY ASSUMING THE WARRANTS WILL BE CLASSIFIED AS EQUITY UPON
             ISSUANCE, BASED ON THE REVIEW OF YOUR CAPITALIZATION TABLE AND THE
             SUMMARY FINANCIAL DATA, AS ADJUSTED. IF YOU CONCLUDE LIABILITY
             CLASSIFICATION WILL BE REQUIRED UPON ISSUANCE, PLEASE REVISE YOUR
             CAPITALIZATION TABLE, SUMMARY FINANCIAL DATA, DILUTION INFORMATION
             AND ANYWHERE ELSE IN THE DOCUMENT AS NEEDED, TO PROPERLY REFLECT
             THIS CLASSIFICATION. ADDITIONALLY, PLEASE ADD DISCLOSURE IN THE
             DOCUMENT DESCRIBING YOUR PROPOSED ACCOUNTING FOR THE WARRANTS UPON
             ISSUANCE, INCLUDING THE POTENTIAL IMPACT FOR VOLATILITY IN YOUR
             INCOME STATEMENT GIVEN THE REQUIREMENT TO MARK THE WARRANTS TO FAIR
             VALUE EACH PERIOD.

         The Company has revised the Warrant Agreement to provide that holders of warrants have no right to a net-cash settlement in the event that the shares underlying the warrants are not registered with the Commission. Based on that change, the other provisions of the Warrant Agreement and the disclosure in the
Registration Statement, the Company believes that the warrants are properly classified as equity and not as a liability. In addition, the Company has added a risk factor on page 17 of the Registration Statement and has revised to the disclosure on page 64 to clarify the risk to warrant holders.

         The Company and the underwriters have also agreed to include similar language in Section 2.4 of the Underwriter's Unit Purchase Option.

         26. PLEASE TELL US HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19,
             DISCUSSED ABOVE, IN YOUR PROPOSED ACCOUNTING FOR THE UNDERWRITER
             PURCHASE OPTION AND YOUR DETERMINATION OF WHETHER THE INSTRUMENT
             MEETS THE SCOPE EXCEPTION IN PARAGRAPH 11(A) OF SFAS 133. IF YOU
             CONCLUDE LIABILITY CLASSIFICATION WILL BE REQUIRED UPON ISSUANCE,
             PLEASE REVISE YOUR CAPITALIZATION TABLE, SUMMARY FINANCIAL DATA,
             DILUTION INFORMATION AND ANYWHERE ELSE IN THE DOCUMENT AS NEEDED,
             TO PROPERLY REFLECT THIS CLASSIFICATION.

         The Company has revised the Unit Purchase Option to provide that holders of the purchase option have no right to a net-cash settlement in the event that the units, shares of common stock underlying the units, the warrants and the shares of common stock underlying the warrants are not registered. Based on that change, the other provisions of the Unit Purchase Option and the disclosure in Amendment No. 8, the Company believes that the purchase option is properly classified as equity and not as a liability.

Undertakings
------------

         27. PLEASE PROVIDE THE UNDERTAKINGS FROM ITEM 512(A)(5) AND (6) OF
             REGULATION S -K, AS APPLICABLE.

                                      - 9 -

Mr. John Reynolds
United States Securities and Exchange Commission
July 13, 2006

         In response to this comment, we have revised the disclosure in Part II of Amendment No. 8.

Exhibits
--------

         28. WE REISSUE PRIOR COMMENT 37 OF OUR LETTER DATED MAY 26, 2006.
             REVISE YOUR LEGALITY OPINION TO INDICATE THAT OPINION OPINES UPON
             DELAWARE AND NEW YORK LAW INCLUDING THE STATUTORY PROVISIONS, ALL
             APPLICABLE PROVISIONS OF THE DELAWARE AND NEW YORK CONSTITUTION AND
             REPORTED JUDICIAL DECISIONS INTERPRETING THOSE LAWS.

         In response to this comment, we have revised our legal opinion to indicate that the opinion opines upon Delaware and New York law including the statutory provisions, all applicable provisions of the Delaware and New York
Constitution and reported judicial decisions interpreting those laws.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                    Very truly yours,

                                                    /s/ Christopher S. Auguste
                                                    ---------------------------
                                                    Christopher S. Auguste

cc:      Mr. William C. Morro

                                     - 10 -